UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Growlife, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

39985X203
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	39985X203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lindsey Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,340,905
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,340,905
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,340,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.72%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

Item 1.  Security and Issuer

(a)          Name of Issuer:

Growlife, Inc.

(b)          Principle Business Address:

11335 NE 122nd Way

Suite 105

Kirkland, WA 98034

Item 2.  Identity and Background

(a)          Name:

Lindsey Schwartz

(b)          Residence/Business Address:

325 118th Ave. SE, Ste. 106 Bellevue, WA 98005

(c)          Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Chief Executive Officer of Schwartz Brothers Restaurants located at 325 118th Ave. SE, Ste. 106 Bellevue, WA 98005.

(d)          Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

None.

(e)          Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None.

(f)          Citizenship:

United States of America

Item 3.  Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.  Purpose of the Transaction

On June 2, 2022, GrowLife, Inc., a Delaware corporation (“Company” or “Purchaser”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Bridgetown Mushrooms, LLC, an Oregon limited liability company (“Seller”) and Trevor Huebert (“Executive”), pursuant to which the Company would purchase and assume, certain assets, properties, rights and interests relating to the Seller’s business (“Assets”) which is the processing, marketing, storing, selling and distributing fresh and dried mushroom products (“Business”). On November 14, 2022, the parties executed the First Amendment to Asset Purchase Agreement, pursuant to which the parties amended the purchase price structure among other things.

On January 6, 2023, the Company, Seller, and Executive consummated and closed the acquisition and acquired the Assets related to the Business (the “Closing Date”) for cash consideration and additional consideration. The cash consideration, paid prior to the Closing Date, was in the aggregate amount of $157,000, the additional consideration consists of: (i)  $43,000 in the form of cancellation and forgiveness of the indebtedness owed to Purchaser by Seller under a secured promissory note dated May 19, 2022 (the “Prior Loan”); (ii)  $138,546 in the form of promissory note, which shall be payable in installments of (1) $38,546 on January 31, 2023, (2) $50,000 on February 28, 2023, and (3) $50,000 on March 31, 2023; (iii)  $340,000 in the form of shares of restricted shares of the common stock of Purchaser, which calculated as of the Closing Date was equal to an aggregate of 5,923,345 (the “Stock Consideration”), to be issued and distributed pursuant to the terms and conditions of the Asset Purchase Agreement, and (iv) the assumption of $161,546 of debt which is secured by the assets of the Seller. A portion of the Stock Consideration was allocated to Mr. Lindsay Schwartz.

The assets acquired from Seller and Executive included tangible assets, intellectual property, registrations and approvals, inventory, data, records, goodwill, and certain other assets. The Asset Purchase Agreement contains customary representations and warranties and covenants by each party. Both parties are obligated, subject to certain limitations, to indemnify the other under the Asset Purchase Agreement for certain customary and other specified matters, including breaches of representations and warranties, breaches of covenants and for certain liabilities and third-party claims.

A copy of the Asset Purchase Agreement, as amended, are attached hereto as Exhibit 1-3, incorporated by reference to those certain exhibits filed on the Company’s Form 8-K January 12, 2023, and are incorporated herein by reference.

On January 1, 2023, the Reporting Person and Company entered into Debt Settlement Agreement pursuant to which Mr. Schwartz and the Corporation mutually agreed to convert a total amount of $103,949.79, which represents all past due amounts and interest owed by Corporation to Mr. Schwartz pursuant to that certain promissory note dated April 7, 2022, at $0.04 per share conversion price, into an aggregate 2,598,745 restricted shares of the Corporation's common stock.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer

(a)          Mr. Schwartz beneficially owns 4,430,905 shares of the Issuers common stock.

(b)          The number of shares of Common Stock as to which the Sponsor has:

(i)          Sole power to vote or direct the vote: 4,430,905

(ii)         Shared power to vote or direct the vote: 0

(iii)        Sole power to dispose or direct the disposition: 4,430,905

(iv)        Shared power to dispose or direct the disposition: 0

(c)          During the past 60 days, Mr. Schwartz has not effected any transactions in the Issuer’s Common Stock.

(d)          None.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1*	Asset Purchase Agreement, dated June 1, 2022 (previously filed)
Exhibit 2*	First Amendment to Asset Purchase Agreement, dated November 14, 2022
Exhibit 3*	Second Amendment, Note and Pledge Agreement, dated January 11, 2023

*     Previously Filed. Incorporated by reference to Exhibit 2.1-2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2023.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 17, 2023	/s/ Lindsey Schwartz
Lindsey Schwartz